Exhibit 99.1

EXECUTIVE SERVICES AGREEMENT

This Executive Services Agreement (this “Agreement”) is made and entered into effective as of June 1, 2026 (the “Effective Date”).

BETWEEN:

Pinnacle Food Group Limited, an exempted company incorporated under the laws of the Cayman Islands, with its principal executive offices at 600 837 West Hastings Street, Vancouver, BC V6C 2X1, Canada, and its registered office at c/o Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, George Town, Grand Cayman, KY1-1111, Cayman Islands (the “Company”); and

Dr. Yunhao Chen, residing at [●] (the “Executive”).

The Company and the Executive are collectively referred to as the “Parties” and each as a “Party.”

RECITALS

A.  The Company desires to engage the Executive to serve as Chief Financial Officer of the Company.

B.  The Executive desires to serve as Chief Financial Officer of the Company upon the terms and conditions set forth in this Agreement.

C.  The Parties intend that, for U.S. tax reporting purposes, the Executive will be engaged and compensated on an independent contractor basis, with compensation reported on Form 1099 or such other applicable tax reporting form, subject to review and compliance with applicable law.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, the Parties agree as follows:

1. ENGAGEMENT; POSITION

1.1 Position

The Company hereby engages the Executive to serve as Chief Financial Officer of the Company, and the Executive hereby accepts such engagement, effective as of the Effective Date.

1.2 Reporting

During the Term, the Executive shall report to the Company’s Chief Executive Officer and the Board of Directors of the Company, or to such other person or persons as the Company may designate from time to time.

1.3 Officer Status

The Executive acknowledges that, in serving as Chief Financial Officer, she will be a senior executive officer of the Company and will owe the Company duties of loyalty, care, good faith, confidentiality, and candor consistent with her position and applicable law.

1.4 Changes in Duties

The Company may reasonably modify the Executive’s duties, authority, responsibilities, reporting relationships, and title from time to time, provided that such modifications are generally consistent with the Executive’s position as Chief Financial Officer or another senior executive position.

2. DUTIES

2.1 General Duties

During the Term, the Executive shall perform the duties customarily associated with the office of Chief Financial Officer of a Nasdaq-listed public company and such other duties as may reasonably be assigned by the Chief Executive Officer, the Board of Directors, or any authorized committee of the Board.

The Executive’s duties shall include, without limitation:

(a) overseeing the Company’s accounting and finance functions;

(b)  overseeing financial reporting, internal accounting controls, disclosure controls and procedures, budgeting, forecasting, treasury, and cash management;

(c) coordinating with the Company’s independent registered public accounting firm;

(d) supporting the preparation and review of the Company’s reports, filings, press releases, investor presentations, financial statements, and other public disclosures;

(e)  assisting the Company in maintaining compliance with U.S. GAAP, SEC reporting requirements, Nasdaq requirements, and other applicable public company requirements;

(f)  assisting with capital markets, financing, investor relations, and strategic transaction matters as requested by the Company;

(g)  supervising finance, accounting, reporting, tax, treasury, and related personnel and advisors as directed by the Company;

(h)  maintaining and preserving accurate books, records, schedules, workpapers, and other financial and accounting materials of the Company; and

(i)  fully accounting for all funds, records, property, and assets of the Company in her possession, custody, or control.

2.2 Standard of Performance

The Executive shall perform her duties and responsibilities in a professional, diligent, and competent manner, consistent with the best interests of the Company and applicable federal, state, provincial, local, foreign, securities, corporate, tax, employment, and other laws, rules, and regulations.

2.3 Company Policies

The Executive shall comply with all lawful policies, procedures, codes of conduct, insider trading policies, disclosure policies, corporate governance policies, related-party transaction policies, whistleblower policies, anti-bribery policies, and other policies of the Company as in effect from time to time.

2.4 Conflicting Activities

During the Term, the Executive shall not, without the prior written approval of the Board of Directors, engage in any business activity or accept any position that competes with the Company, conflicts with the Executive’s duties to the Company, or could reasonably be expected to interfere with the performance of the Executive’s duties under this Agreement.

The foregoing shall not prohibit the Executive from engaging in passive personal investments, charitable activities, academic activities, board service, or other activities that do not materially interfere with her duties to the Company and do not create a conflict of interest, provided that any public company board service, executive role, consulting engagement, or other potentially conflicting relationship must be disclosed to and approved by the Board of Directors in advance.

3. TERM

This Agreement shall commence on the Effective Date and shall continue until terminated in accordance with Section 8 of this Agreement (the “Term”).

4. COMPENSATION

4.1 Annual Consulting Fee

For all services rendered by the Executive under this Agreement, the Company shall pay the Executive an annual consulting fee of Two Hundred Forty Thousand U.S. Dollars (US$240,000) (the “Annual Fee”).

The Annual Fee shall be payable in equal monthly installments of Twenty Thousand U.S. Dollars (US$20,000), or in such other installments as the Parties may agree in writing, subject to the Company’s ordinary payment practices for independent contractors.

4.2 Tax Treatment; 1099 Status

The Parties intend that the Executive will be treated as an independent contractor for U.S. tax purposes and that the Company will report payments to the Executive on Form 1099 or such other applicable tax reporting form.

The Company shall not withhold U.S. federal, state, or local income taxes, payroll taxes, social security taxes, Medicare taxes, unemployment insurance, or similar amounts from payments made to the Executive, except to the extent required by applicable law.

The Executive shall be solely responsible for all taxes, estimated taxes, self-employment taxes, withholdings, filings, reports, and other obligations arising from compensation paid under this Agreement, except to the extent applicable law requires otherwise.

The Executive agrees to provide a completed Form W-9, Form W-8, or other applicable tax documentation reasonably requested by the Company.

4.3 Sign-On Bonus

The Company shall pay the Executive a one-time sign-on bonus of Fifty Thousand U.S. Dollars (US$50,000) (the “Sign-On Bonus”).

The Sign-On Bonus shall be payable within ten business days after the Effective Date, subject to receipt of any tax documentation reasonably requested by the Company.

4.4 Annual Year-End Bonus

For each calendar year during the Term, the Executive shall be eligible to receive an annual year-end bonus.

The annual year-end bonus shall be not less than two months of the then-current monthly Annual Fee, which initially equals Forty Thousand U.S. Dollars (US$40,000), subject to the Executive’s continued service through the applicable bonus payment date, except as otherwise approved by the Board of Directors.

For calendar year 2026, the annual year-end bonus shall be prorated based on the portion of the year during which the Executive serves or such other amount as approved by the Board. Any annual year-end bonus shall be paid at such time as annual bonuses are paid to other senior executives of the Company.

4.5 Equity Awards

The Executive shall be eligible to receive equity-based awards under the Company’s equity incentive plan, if any, as in effect from time to time, subject to approval by the Board of Directors or the applicable committee thereof and the terms of the applicable plan and award agreement.

The terms of any equity award, including the number of shares, vesting schedule, forfeiture provisions, exercise price, settlement mechanics, transfer restrictions, tax treatment, and registration rights, if any, shall be set forth in the applicable plan and award agreement.

No equity award shall be deemed granted unless and until approved by the Board of Directors or applicable committee and documented in a written award agreement.

4.6 Financing Performance Bonus

The Executive shall be eligible to receive a discretionary performance bonus in connection with the successful execution or closing of any public offering, private placement, registered direct offering, PIPE transaction, at-the-market offering, equity line, debt financing, strategic financing, or other capital markets transaction by the Company, subject in each case to approval by the Board of Directors or the applicable committee thereof.

Any such financing performance bonus shall be determined by the Board of Directors or applicable committee in its sole discretion, taking into account the Executive’s role, the size and nature of the transaction, the Company’s financial condition, market conditions, applicable law, Nasdaq rules, SEC rules, and any other factors deemed relevant by the Board or committee.

No financing performance bonus shall be earned, vested, payable, or accrued unless and until the Board of Directors or applicable committee approves the bonus in writing.

For the avoidance of doubt, the Executive shall not act as a broker, dealer, placement agent, finder, underwriter, securities salesperson, or investment banker for the Company unless duly licensed or exempt from registration requirements. Any financing performance bonus is intended to compensate the Executive for executive, financial, accounting, reporting, due diligence, strategic, and transactional support services performed in her capacity as Chief Financial Officer, and not as a commission or transaction-based compensation for soliciting investors, selling securities, or effecting securities transactions.

4.7 Clawback

Any incentive-based compensation, bonus, equity award, or other variable compensation paid or granted to the Executive shall be subject to recovery, cancellation, forfeiture, repayment, or reduction under any applicable clawback policy, compensation recovery policy, stock exchange rule, SEC rule, applicable law, or written award agreement, including any policy adopted by the Company to comply with Nasdaq listing standards or Rule 10D-1 under the Securities Exchange Act of 1934.

5. EXPENSES; BENEFITS; INSURANCE

5.1 Business Expenses

The Company shall reimburse the Executive for all reasonable, necessary, and documented out-of-pocket business expenses incurred in the performance of her duties under this Agreement, subject to the Company’s expense reimbursement policies and approval procedures as in effect from time to time.

To receive reimbursement, the Executive must submit written requests with supporting documentation and receipts in accordance with the Company’s policies.

5.2 No Employee Benefits Unless Separately Approved

Because the Executive is intended to be engaged on a 1099 independent contractor basis for U.S. tax purposes, the Executive shall not be eligible to participate in employee benefit plans, payroll benefit programs, retirement plans, health insurance plans, paid vacation programs, unemployment insurance, workers’ compensation, or similar employee benefit arrangements of the Company, except to the extent expressly approved in writing by the Board of Directors or required by applicable law.

Nothing in this Agreement shall obligate the Company to provide a 401(k) match, retirement contribution, medical insurance, car allowance, housing allowance, or other employee benefit unless expressly approved in writing by the Board of Directors.

5.3 D&O Insurance

The Company shall maintain directors’ and officers’ liability insurance in such amounts and on such terms as the Board of Directors determines to be appropriate, and the Executive shall be covered under such insurance to the same extent as other senior executive officers of the Company, subject to the terms, exclusions, and limitations of the applicable policies.

5.4 Indemnification

The Company shall indemnify the Executive to the fullest extent permitted by applicable law, the Company’s memorandum and articles of association, and any applicable indemnification agreement or directors’ and officers’ insurance policy, for claims, liabilities, losses, damages, judgments, fines, penalties, settlements, costs, and expenses, including reasonable legal fees, incurred by reason of the Executive’s service as Chief Financial Officer of the Company, provided that the Executive shall not settle any claim without the prior written consent of the Company and shall reasonably cooperate with the Company in the defense of any such claim.

To be entitled to indemnification, the Executive must have acted honestly and in good faith with a view to the best interests of the Company and, in the case of any criminal proceeding, must have had no reasonable cause to believe that her conduct was unlawful.

Nothing in this Section shall limit the Executive’s liability under U.S. federal securities laws or any other applicable law to the extent such liability cannot be limited or indemnified as a matter of law.

6. CONFIDENTIALITY

6.1 Confidential Information

The Executive acknowledges that, during the Term, she will have access to and may develop or assist in developing confidential and proprietary information and trade secrets of the Company and its subsidiaries and affiliates.

“Confidential Information” includes, without limitation, non-public information relating to the Company’s business, technology, products, services, customers, suppliers, vendors, partners, prospects, strategies, financing plans, offering materials, investor information, financial data, accounting records, audit materials, budgets, forecasts, internal controls, tax matters, business plans, pricing, margins, sales strategies, technical know-how, research and development, software, intellectual property, corporate records, board materials, personnel matters, regulatory matters, contracts, strategic opportunities, and any information received by the Company from third parties under an obligation of confidentiality.

Confidential Information does not include information that becomes generally available to the public through no breach of this Agreement or other wrongful act by the Executive.

6.2 Non-Use and Non-Disclosure

During and after the Term, the Executive shall not use, disclose, transfer, copy, remove, publish, or make available any Confidential Information except:

(a) as required in the proper performance of her duties for the Company;

(b) as authorized in writing by the Company;

(c) as required by applicable law, legal process, or governmental order; or

(d) as protected under applicable whistleblower laws.

The Executive shall take all reasonable steps to preserve the confidential and proprietary nature of Confidential Information and to prevent the unauthorized disclosure or misuse of Confidential Information.

6.3 Third-Party Confidential Information

The Executive represents that she will not disclose to the Company or use in the performance of her duties any confidential information or trade secrets of any former employer, client, consulting customer, or other third party, except to the extent she is legally permitted to do so.

7. INTELLECTUAL PROPERTY

7.1 Work Product

All inventions, discoveries, developments, improvements, works of authorship, ideas, processes, designs, analyses, reports, models, software, data, records, workpapers, presentations, documents, financial schedules, memoranda, and other materials created, developed, conceived, authored, or reduced to practice by the Executive, alone or with others, during the Term and within the scope of her services to the Company or relating to the Company’s business, operations, finances, products, services, strategies, or Confidential Information shall be the sole and exclusive property of the Company.

7.2 Assignment

The Executive hereby irrevocably assigns to the Company all right, title, and interest in and to all work product described in Section 7.1, including all intellectual property rights therein.

The Executive shall execute and deliver such documents and take such further actions as the Company may reasonably request to evidence, perfect, register, enforce, or protect the Company’s rights in such work product.

8. TERMINATION

8.1 Termination by Either Party

Either Party may terminate this Agreement at any time, for any reason or no reason, with or without cause, upon sixty days’ prior written notice to the other Party.

The Company may elect to place the Executive on paid administrative leave, limit the Executive’s duties, or restrict the Executive’s access to Company systems, personnel, information, or property during all or any portion of the notice period, subject to applicable law. The Company may, in its discretion, waive all or any portion of the notice period and accelerate the termination date, in which case the Company shall pay the Executive through the accelerated termination date.

8.2 Termination by the Company for Cause

The Company may terminate this Agreement immediately for Cause upon written notice to the Executive.

“Cause” means:

(a)  repeated failure to satisfactorily and substantially perform duties, which failure continues without remedy for more than twenty days after written notice;

(b) dishonesty, fraud, willful misconduct, gross negligence, or breach of fiduciary duty;

(c)  embezzlement, theft, misappropriation, or misuse of Company funds, property, records, information, or assets;

(d)  conviction of, or plea of guilty or nolo contendere to, any felony or any crime involving theft, dishonesty, fraud, or moral turpitude;

(e)  material violation of any applicable law, SEC rule, Nasdaq rule, Company policy, insider trading policy, anti-bribery policy, disclosure policy, or code of conduct;

(f)  failure to comply with lawful directives of the Chief Executive Officer, Board of Directors, or authorized committee of the Board;

(g)  material breach of this Agreement or any confidentiality, restrictive covenant, equity award, indemnification, clawback, or other agreement with the Company;

(h)  conduct that has caused or is reasonably likely to cause material harm to the Company’s business, reputation, financial reporting, internal controls, public reporting, or regulatory compliance; or

(i) any act or omission that constitutes cause under applicable law.

8.3 Automatic Termination

This Agreement shall terminate automatically upon:

(a) the Executive’s death;

(b)  the Executive’s disability or legal incapacity if such disability or incapacity prevents the Executive from substantially performing her essential duties, with or without reasonable accommodation, for a period of ninety consecutive days or one hundred twenty days in any twelve-month period;

(c) the Company’s ceasing to carry on its business without assigning this Agreement; or

(d) the Company’s liquidation, winding up, or dissolution, unless this Agreement is assigned to a successor.

8.4 Payments Upon Termination

Upon termination of this Agreement for any reason, the Company shall pay the Executive:

(a) any earned but unpaid portion of the Annual Fee through the termination date;

(b)  any approved but unpaid bonus or other compensation that is expressly vested and payable under this Agreement or a written Board approval, subject to the Executive's compliance with Sections 6, 7, 9, and 10 of this Agreement and, if requested by the Company, execution and non-revocation of a general release of claims in a form acceptable to the Company;

(c)  any unreimbursed business expenses properly incurred and documented before the termination date; and

(d)  any other amount required by applicable law or expressly required by a written agreement signed by the Company.

Except as expressly provided in this Agreement or as required by applicable law, the Executive shall not be entitled to severance, continued fees, benefits, notice pay, equity vesting, bonus, or other compensation after termination.

8.5 Resignation from Positions

Upon termination of this Agreement for any reason, the Executive shall be deemed to have resigned from all offices, directorships, committee positions, signing authorities, account administrator roles, representative roles, and other positions held by the Executive with the Company and its subsidiaries and affiliates, unless otherwise requested in writing by the Company.

The Executive shall execute and deliver any resignation letters, confirmations, access-transfer forms, bank documents, corporate records, or other documents reasonably requested by the Company to evidence or implement such resignation.

9. RESTRICTIVE COVENANTS

9.1 Non-Solicitation of Employees

During the Term and for twelve (12) months after termination of this Agreement for any reason, the Executive shall not, directly or indirectly, solicit, recruit, hire, engage, induce, or encourage any employee, contractor, consultant, officer, director, or service provider of the Company or any subsidiary or affiliate to leave, reduce, or alter such relationship with the Company or any subsidiary or affiliate.

9.2 Non-Solicitation of Customers and Business Partners

During the Term and for twelve months after termination of this Agreement for any reason, the Executive shall not, directly or indirectly, solicit, divert, take away, or attempt to solicit, divert, or take away any customer, supplier, vendor, financing source, investor, lender, strategic partner, business partner, or prospective business partner of the Company with whom the Executive had material contact or about whom the Executive obtained Confidential Information during the Term, for the purpose of providing products or services that are competitive with the Company or otherwise interfering with the Company’s business relationships.

9.3 Non-Competition

During the Term and for six (6) months after termination of this Agreement for any reason, the Executive shall not, directly or indirectly, engage in, own, manage, operate, control, advise, consult for, be employed by, or otherwise provide services to any business that directly competes with the Company, without the prior written approval of the Board of Directors.

9.4 Reasonableness; Enforcement

The Executive acknowledges that the restrictions in this Section 9 are reasonable and necessary to protect the Company’s legitimate business interests, including Confidential Information, goodwill, customer relationships, investor relationships, strategic relationships, and workforce stability.

If any restriction is held to be overly broad, invalid, or unenforceable, the Parties intend that such restriction be modified and enforced to the maximum extent permitted by applicable law.

9.5 Injunctive Relief

The Executive acknowledges that a breach of Sections 6, 7, 9, or 10 may cause irreparable harm to the Company for which monetary damages may be inadequate. The Company shall be entitled to seek temporary, preliminary, and permanent injunctive relief, specific performance, and other equitable relief, without the need to prove actual damages or post a bond, in addition to any other remedies available at law or in equity.

10. RETURN OF COMPANY PROPERTY

Upon the request of the Company or upon termination of this Agreement for any reason, the Executive shall immediately return to the Company:

(a) all Confidential Information;

(b)  all Company books, records, financial statements, workpapers, accounting records, audit materials, budgets, forecasts, internal control materials, corporate records, board materials, contracts, memoranda, reports, charts, presentations, investor materials, offering materials, correspondence, files, data, and other records;

(c)  all computers, phones, devices, keys, credit cards, authentication devices, passwords, access credentials, account access, and other Company property; and

(d)  all copies, extracts, summaries, and reproductions of the foregoing, whether in paper, electronic, cloud-based, personal-device, personal-account, or other form.

The Executive shall not retain or cause to be retained any copies of the foregoing, except to the extent required by applicable law or approved in writing by the Company.

11. NO CONFLICTS

The Executive represents and warrants that the execution, delivery, and performance of this Agreement do not and will not conflict with, violate, or result in a breach of any obligation, contract, agreement, covenant, fiduciary duty, confidentiality obligation, non-competition obligation, non-solicitation obligation, consulting agreement, employment agreement, board service obligation, or other restriction to which the Executive is subject.

The Executive further represents that she has disclosed to the Company any current employment, consulting, advisory, board, fiduciary, or other professional relationship that could reasonably be expected to conflict with or affect her services to the Company.

12. COMPLIANCE; SECURITIES MATTERS

12.1 Securities Compliance

The Executive shall comply with all applicable securities laws, SEC rules, Nasdaq rules, insider trading laws, anti-fraud rules, disclosure obligations, and Company policies relating to trading, disclosure, public communications, investor relations, and capital markets matters.

12.2 No Unauthorized Commitments

Unless expressly authorized by the Board of Directors, the Executive shall not enter into contracts, make binding commitments, issue guarantees, incur material liabilities, approve public disclosures, commit the Company to financing terms, or otherwise bind the Company.

12.3 Certifications and Public Filings

The Executive shall provide such certifications, sub-certifications, confirmations, schedules, representations, and assistance as may be reasonably requested by the Company in connection with financial statements, SEC filings, Nasdaq submissions, audit reviews, internal control evaluations, and disclosure controls.

13. INDEPENDENT CONTRACTOR MATTERS

13.1 Intent

The Parties intend that the Executive be engaged as an independent contractor for U.S. tax purposes and not as a W-2 employee of the Company, except to the extent applicable law requires otherwise.

13.2 No Authority as Agent Except as Officer

Except to the extent expressly authorized in writing by the Company or inherent in the office of Chief Financial Officer as authorized by the Board of Directors, the Executive shall not hold herself out as having authority to bind the Company.

13.3 Reclassification

If any governmental authority, court, or tribunal determines that the Executive should have been classified as an employee for any purpose, the Company may make such deductions, withholdings, filings, and adjustments as it determines are required by applicable law. Such reclassification shall not, by itself, entitle the Executive to any compensation, benefit, or payment not expressly provided in this Agreement, except to the extent required by applicable law.

14. NOTICES

Any notice, request, consent, approval, or other communication under this Agreement must be in writing and shall be deemed given when delivered personally, sent by email with confirmation of transmission, sent by nationally recognized overnight courier, or sent by certified or registered mail, return receipt requested, to the following addresses:

If to the Company:

Pinnacle Food Group Limited
600 837 West Hastings Street
Vancouver, BC V6C 2X1
Canada

Attention: Chief Executive Officer

Email: [●]

With a copy, which shall not constitute notice, to:

[●]

Email: [●]

If to the Executive:

Dr. Yunhao Chen

[●]

Email: [●]

Either Party may change its notice address by giving notice to the other Party in accordance with this Section.

15. ASSIGNMENT

The Company may assign this Agreement to any successor, subsidiary, affiliate, parent company, or entity that acquires all or substantially all of the Company’s business or assets, whether by merger, consolidation, share exchange, asset sale, reorganization, or otherwise.

The Executive may not assign this Agreement or any rights or obligations under this Agreement without the prior written consent of the Company.

16. SURVIVAL

All obligations that by their nature involve performance after termination of this Agreement shall survive termination, including obligations relating to confidentiality, intellectual property, restrictive covenants, return of property, indemnification, clawback, cooperation, dispute resolution, and enforcement.

17. GOVERNING LAW; JURISDICTION

This Agreement shall be governed by and construed in accordance with the laws of the Cayman Islands, without regard to conflict of law principles.

Each Party irrevocably submits to the exclusive jurisdiction of the courts of the Cayman Islands with respect to any dispute arising out of or relating to this Agreement, except that the Company may seek injunctive or equitable relief in any court of competent jurisdiction to protect its Confidential Information, intellectual property, business relationships, records, property, or other rights.

18. ATTORNEYS’ FEES

In any action or proceeding to enforce this Agreement, the prevailing Party shall be entitled to recover its reasonable costs, expenses, and attorneys’ fees, in addition to any other relief to which such Party may be entitled.

19. SEVERABILITY

If any provision of this Agreement is determined by a court or tribunal of competent jurisdiction to be invalid, illegal, or unenforceable, the remaining provisions shall continue in full force and effect as though such invalid, illegal, or unenforceable provision were not part of this Agreement.

20. WAIVER

No failure or delay by either Party in exercising any right, power, or remedy under this Agreement shall operate as a waiver. No waiver shall be effective unless in writing and signed by the Party against whom enforcement is sought.

21. AMENDMENT

This Agreement may not be amended or modified except by a written agreement signed by both Parties.

22. CONSTRUCTION

Each Party acknowledges that it has had the opportunity to review and negotiate this Agreement and to consult with counsel. No presumption or rule of construction shall be applied against any Party as the drafter of this Agreement.

23. ENTIRE AGREEMENT

This Agreement, together with any equity award agreement, indemnification agreement, clawback policy, Company policy, or other written agreement expressly referenced herein, constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior and contemporaneous oral and written agreements, understandings, representations, inducements, promises, and conditions relating to such subject matter.

24. COUNTERPARTS; ELECTRONIC SIGNATURES

This Agreement may be executed in counterparts and by electronic signature, each of which shall be deemed an original and all of which together shall constitute one agreement.

25. INDEPENDENT LEGAL AND TAX ADVICE

The Executive acknowledges that she has been advised to consult independent legal and tax advisors before signing this Agreement, including with respect to the intended independent contractor classification, Form 1099 reporting, equity compensation, bonus compensation, securities law matters, and any personal tax consequences.

The Executive further acknowledges that she has either obtained such advice or voluntarily chosen to sign this Agreement without doing so.

SIGNATURE PAGE

IN WITNESS WHEREOF, the Parties have executed this Agreement to be effective as of the Effective Date.

PINNACLE FOOD GROUP LIMITED

By:
Name:	Jiulong You
Title:	Chief Executive Officer
Date:	June 1, 2026

EXECUTIVE

By:
Dr. Yunhao Chen
Date:	June 1, 2026